                                                              RULE NO. 424(b)(3)
                                                      REGISTRATION NO. 333-26633

   PROSPECTUS



                                320,097 Shares


                         SYLVAN LEARNING SYSTEMS, INC.


                                 Common Stock

                                 ____________

     The shares of Common Stock of Sylvan Learning Systems, Inc. (the "Company") covered by this Prospectus are outstanding shares which may be offered and sold from time to time by the stockholders named herein. See "Selling Stockholders." The Company will not receive any proceeds from the sale of the shares by the Selling Stockholders.

     The Common Stock is quoted on the Nasdaq Stock Market (National Market) under the symbol "SLVN." On May 20, 1997 the last sale price for the Common Stock as reported on the Nasdaq Stock Market was $34.75 per share.

    The Company's Common Stock is quoted on the Nasdaq National Market under the symbol "SLVN." The Selling Stockholders may from time to time sell shares of the Common Stock offered hereby in transactions on the Nasdaq Stock Market, in privately-negotiated transactions or otherwise, in each case at negotiated prices. See "Plan of Distribution." The brokers or dealers through or to whom the shares of Common Stock covered hereby may be sold may be deemed "underwriters" within the meaning of the Securities Act of 1933, in which event all brokerage commissions or discounts and other compensation received by such brokers or dealers may be deemed underwriting compensation.

                                  ___________

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                  ___________

                 The date of this Prospectus is May 21, 1997.

                             AVAILABLE INFORMATION

   The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company with the Commission, including the reports and other information incorporated by reference into this Prospectus, can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at its regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at rates prescribed by the Commission or from the Commission's Internet web site at http:\\www.sec.gov. The Common Stock of the Company is quoted on the Nasdaq National Market. Reports, proxy statements and other information concerning the Company can be inspected at the offices of the Nasdaq Stock Market, 1735 K Street, Washington, D.C. 20006. This Prospectus does not contain all the information set forth in the Registration Statement of which this Prospectus is a part and exhibits relating thereto which the Company has filed with the Commission. Copies of the information and exhibits are on file at the offices of the Commission and may be obtained, upon payment of the fees prescribed by the Commission, may be examined without charge at the offices of the Commission or through the Commission's Internet web site.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

   The following documents filed by the Company with the Commission (File No. 0-22844) pursuant to the 1934 Act are incorporated herein by reference:

   1. The Company's Annual Report on Form 10-K for the year ended December 31, 1996, as amended by its Annual Report on Form 10-K/A and its Quartely Report on Form 10-Q for the quarter ended March 31, 1997.

   2. The Company's Current Reports on Forms 8-K and 8-K/A dated January 28, 1997, relating to the Company's acquisition of Wall Street Institute.

   3. The Company's Current Report on Form 8-K dated April 17, 1997, relating to the Company's agreement to acquire I-R, Inc. and Independent Child Study Teams, Inc.

   4. The Company's Current Report on Form 8-K/A dated March 12, 1997 relating to the termination of the Company's Agreement to acquire National Education Corporation and receipt of fees related thereto.

   5. The description of Common Stock contained in Item 4 of the Company's Registration Statement on Form 8-A, filed with the Commission under the 1934 Act; and

   6. All other documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the 1934 Act subsequent to the date of filing of the Registration Statement of which this Prospectus is a part and prior to the termination of the offering made hereby.

   The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the request of any such person, a copy of any or all of the documents which have been incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests for such documents should be directed to Sylvan Learning Systems, Inc., 1000 Lancaster Street, Baltimore, Maryland 21231, Attention: Chief Financial Officer, telephone: (410) 843-8000.

   Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                                  THE COMPANY

   Sylvan Learning Systems, Inc. (the "Company" or "Sylvan") is a leading international provider of educational and testing services. The Company delivers a broad array of supplemental and remedial educational services and computer-based testing through three principal segments. Through its Core Educational Services segment, the Company designs and delivers individualized tutorial services to school-age children and adults through its 620 franchised and Company-owned Sylvan Learning Centers in 49 states, five Canadian provinces, and Hong Kong, South Korea and Guam. Sylvan Prometric, the Company's testing services segment, administers computer-based tests for major corporations, professional associations and governmental agencies through its network of certification centers, which are located throughout the world. In addition, the Company's Contract Educational Services segment now serves 72 schools and over 10,000 by educational services to public and non-public school districts receiving funding under federal and state programs and provides contract educational and training services on-site to employees of large corporations. In 1996, total system-wide revenues were approximately $285.5 million, composed of $165.7 million from core educational services ($139.5 million from franchised Learning Centers and $25.6 million from Company-owned Learning Centers, product sales and franchise sales fees), $87.0 million from testing services and $33.4 million from contract educational services.

   Core Educational Services. Sylvan is widely recognized as providing high quality educational services with consistent, quantifiable results, and has delivered its core educational service to more than 1,000,000 students primarily in grades three through eight over the past 17 years through both Company-owned and franchised Sylvan Learning Centers. The Company's core educational service segment provides supplemental instruction in reading, mathematics and reading readiness, featuring an extensive series of standardized diagnostic tests, individualized instruction, a student motivational system and continued involvement from both parents and the child's regular school teacher. As of December 31, 1996, there were a total of 620 Learning Centers in 49 states, five Canadian provinces, Hong Kong, South Korea and Guam operated by the Company or its franchisees. As of that date, there were 434 franchisees operating 581 Sylvan Learning Centers. As of December 31, 1996, Sylvan owned and operated 39 Learning Centers: five in Baltimore, six in Dallas, six in Los Angeles, five in the greater Philadelphia area, six in South Florida, six in the greater Washington, D.C. area and five in the greater Minneapolis area. As of December 31, 1996, nine of the Company-owned Learning Centers contained Technology Centers for computer-based testing. The Company may consider selected acquisitions of additional Learning Centers now operated by franchisees.

   Sylvan Prometric Testing Services. Sylvan has established 221 testing centers which are located in existing Learning Centers, 20 stand-alone testing centers and, with the acquisition of Drake Prometric, L.P. in December 1995, added an additional 990 testing centers, 594 of which are located in North America and the remainder in 95 foreign countries. In addition, Sylvan acquired contract rights from the National Association of Securities Dealers ("NASD") and assumed management of 56 NASD testing centers in April 1996. Pursuant to the NASD contract, the Company is in the process of reducing the number of these testing centers. The Company enters into contracts directly with the testing organization, such as Educational Testing Services ("ETS"), under which Sylvan receives a fee based upon the number of tests given. Principal customers for the Company's testing services in the information technology ("IT") industry are Novell, Inc. and Microsoft Corp. IT customers sponsor worldwide certification programs for various professionals such as network administrators and engineers, service technicians and instructors. Sylvan has been designated as the exclusive commercial provider of computer-based tests administered by ETS (excluding tests not currently offered by the College Board in computer-based format) so long as Sylvan is able to provide sufficient capacity to meet the demand of candidates seeking to take computer-based versions of tests. The Company is also one of two entities licensed by the FAA to deliver computer-based versions of various pilot and mechanic licensing tests for private aviation, and also provides testing services for organizations in many other fields, such as for computer professionals, medical laboratory technicians and military candidates.

   Effective December 1, 1996, the Company purchased the privately-held Wall Street Institute International, B.V. and its commonly controlled affiliates (collectively, "WSI"), a European based franchisor and operator of learning centers where English is taught through a combination of computer-based and live instruction. Typically, the instructional programs are approximately nine months to one year in duration. With more than 170 franchised centers in operation throughout Europe and Latin America, WSI had revenues of approximately $14.0 million for the fiscal year ended August 31, 1996.

   Contract Educational Services; PACE; Sylvan-At-Work. Under federal and various state funding programs to provide supplemental and remedial education to academically and economically disadvantaged students, such as the Title I (formerly Chapter I) program administered by the U.S. Department of Education, Sylvan has contracts to provide virtually the same core educational services offered at Sylvan Learning Centers to students in the following public schools:
22 Baltimore schools, 10 District of Columbia schools, seven schools in four districts in Texas and Maryland, 14 schools in Chicago, three schools in Newark, five St. Paul schools, two schools in Broward County, Florida, one school in New Orleans and schools in the Charleston, Oklahoma City and Richmond districts. Under the same funding programs, Sylvan contracts with public school districts to provide its services to parochial or private school students. In March, 1995, the Company acquired the PACE Group ("PACE"), a provider of educational and training services to large corporations throughout the United States. Services offered by PACE include racial and gender workplace diversity training and skills improvement programs such as writing, advanced reading, listening and public speaking. The Company's Sylvan-At-Work program, which has been offered since 1990, is a modified version of Sylvan's core educational service provided to businesses on-site. Programs are currently offered for Motorola, Inc., Texas Instruments Incorporated and Martin Marietta Energy Systems, Inc.

   The Company's principal executive offices are located at 1000 Lancaster Street, Baltimore, Maryland 21202, (410)843-8000.

                                USE OF PROCEEDS

   All of the proceeds from the sale of the shares of the Company's Common Stock offered hereby will be received by the Selling Stockholders. The Company will receive none of the proceeds from the sale of the shares of Common Stock.

                              SELLING STOCKHOLDERS

   The following table sets forth information regarding the beneficial ownership of the Company's Common Stock by the persons listed therein (the "Selling Stockholders") prior to this offering, the maximum number of shares of Common Stock to be sold by the Selling Stockholders hereby, and the beneficial ownership of the Company's Common Stock by the Selling Stockholders after this offering, assuming that all shares of Common Stock offered hereby are sold.

                                           Shares Beneficially                                   Shares Beneficially
                                           Owned Prior to Offering           Shares To           Owned After Offering
                                         ---------------------------        Be Sold In         ------------------------
Name and Address of Beneficial                                                 This
  Owner(1)                                 Number     Percent                Offering           Number        Percent
--------------------------------        ------------ -----------           ------------        --------      ----------
Alan B. Carter..........................   79,105        *                    39,553             39,552           *

Dr. Luigi T. Peccenini..................  714,884       2.9                  280,544            434,340          1.8
Torre Mapfre
Marina, 16-18, 18th Floor
08005 Barcelona, Spain

   Alan B. Carter acquired his shares of Common Stock pursuant to an Agreement and Plan of Reorganization effective as of December 31, 1996 (the "Carter Agreement"), by and among the Company, Carter Holdings, Inc. ("Carter") and Alan B. Carter, as sole stockholder of Carter.

Pursuant to the Carter Agreement, Carter was merged with and into the Company, and the Company acquired all of the outstanding stock of Carter from Mr. Carter in exchange for 79,105 shares of Common Stock of the Company, half of which are being offered in this Prospectus, as required by the Carter Agreement. As a result of the Company's acquisiton, Mr. Carter became and continues to be an employee of the Company. The Carter Agreement requires the Company to register the remaining shares Mr. Carter acquired pursuant to the Carter Agreement on or before January 29, 1998. Dr. Luigi T. Peccenini (together with Mr. Carter, the "Selling Stockholders") acquired an aggregate of 714,884 shares of Common Stock (the "WSI Shares") pursuant to the Agreement for Purchase and Sale of the Business of WSI, dated December 1, 1996 (the "WSI Agreement"). Pursuant to the WSI Agreement, 280,544 of the WSI Shares are being offered in this Prospectus. In connection with the Company's acquisition of WSI, Dr. Peccenini became and continues to be a consultant to the Company.


                              PLAN OF DISTRIBUTION

     The Company's Common Stock is quoted on the Nasdaq National Market under the symbol "SLVN." The Selling Stockholders may from time to time sell shares of Common Stock offered hereby in transactions on the Nasdaq Stock Market, in privately-negotiated transactions or otherwise, in each case at negotiated prices. The broker-dealers through or to whom the shares of Common Stock offered hereby may be sold may be deemed "underwriters" within the meaning of the Securities Act of 1933, in which event, all brokerage commissions or discounts and other compensation received by such broker-dealer may be deemed underwriting compensation.

     The Common Stock offered hereby will be sold by the Selling Stockholders acting as principal for their own account, and the Company will receive no proceeds from this offering. The Selling Stockholders will pay all applicable stock transfer taxes, transfer fees and brokerage commissions or discounts. The Company has agreed to bear the cost of preparing the Registration Statement of which this Prospectus is a part and all filing fees and legal and accounting expenses in connection with registration of the shares of Common Stock offered by the Stockholders hereby under federal and state securities laws.

                                 LEGAL MATTERS

     The legality of the shares offered hereby has been passed upon for the Company by Piper & Marbury L.L.P., Baltimore, Maryland.

                                    EXPERTS

     The consolidated financial statements and schedule of Sylvan Learning Systems, Inc. appearing in the Annual Report of Sylvan Learning Systems, Inc. (Form 10-K) for the year ended December 31, 1996 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements have been incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

================================================================================

                                320,097 Shares



                                SYLVAN LEARNING
                                 SYSTEMS, INC.


                                 Common Stock



                                  PROSPECTUS




                                 May 21, 1997


     No person has been authorized by the Company to give any information or to make any representations other than those contained in this Prospectus in connection with the offer contained in this Prospectus, and if given or made, such information or representations may not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall create an implication that there has been no change in the affairs of the Company since the date hereof.



                        -------------------------------




                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----

Available Information.....................................................  2
Incorporation of Certain
 Documents by Reference...................................................  2
The Company...............................................................  3
Use of Proceeds...........................................................  4
Selling Stockholders......................................................  4
Plan of Distribution......................................................  4
Legal Matters.............................................................  5
Experts...................................................................  5


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